                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                            ---------------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 2)(1)


                                CORTECH, INC.
           --------------------------------------------------------
                              (Name of Issuer)


                                 COMMON STOCK
           --------------------------------------------------------
                       (Title of Class of Securities)


                                22051J 10 0
           --------------------------------------------------------
                               (CUSIP Number)


                                 Hope Flack
                             BVF Partners L.P.
                     333 West Wacker Drive, Suite 1600
                          Chicago, Illinois  60606
                               (312) 263-7777
           --------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             September 8, 1998
           --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

     ------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 22051J 10 0                 13D                 Page 2 of 7 Pages


-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                               (a)  /X/                (b)  / /
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
            WC
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

-------------------------------------------------------------------------------
NUMBER OF SHARES              7   SOLE VOTING POWER
BENEFICIALLY OWNED                     -0-
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   8   SHARED VOTING POWER
                                       799,296
                             --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                       -0-
                             --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                       799,296
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            799,296
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.3%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
            PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                 13D                 Page 3 of 7 Pages


-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            BVF PARTNERS L.P.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                               (a)  /X/                (b)  / /
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-------------------------------------------------------------------------------
NUMBER OF SHARES              7   SOLE VOTING POWER
BENEFICIALLY OWNED                     -0-
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   8   SHARED VOTING POWER
                                       1,837,752
                             --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                       -0-
                             --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                       1,837,752
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,837,752
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
            PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                 13D                 Page 4 of 7 Pages


-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            BVF INC.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                               (a)  /X/                (b)  / /
-------------------------------------------------------------------------------
 3   SEC USE ONLY

 -------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
            WC, OO
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-------------------------------------------------------------------------------
NUMBER OF SHARES              7   SOLE VOTING POWER
BENEFICIALLY OWNED                     -0-
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   8   SHARED VOTING POWER
                                       1,837,752
                             --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                       -0-
                             --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                       1,837,752
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,837,752
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.9%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IA, CO
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                  13D                  Page 5 of 7 Pages

     Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated May 19, 1997, as amended by Amendment No. 1 dated September 8, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.002 per share (the "Stock"), of Cortech, Inc., a Delaware corporation ("Cortech").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since July 6, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 141,500 shares of the Stock for an aggregate consideration of $59,543.20, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 420,000 shares of the Stock for an aggregate consideration of $178,131.00, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 799,296 shares of the Stock, Partners beneficially owns 1,837,752 shares of the Stock, and BVF Inc. beneficially owns 1,837,752 shares of the Stock, approximately 4.3%, 9.9% and 9.9%, respectively, of the aggregate number of shares outstanding as of July 31, 1998 (as reported in Cortech's most recent quarterly statement on Form 10-Q).

     (b) BVF share's voting and dispositive power over the 799,296 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,837,752 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding

CUSIP NO. 22051J 10 0                  13D                  Page 6 of 7 Pages

biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past 60 days.

CUSIP NO. 22051J 10 0                  13D                  Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1998

       BIOTECHNOLOGY VALUE FUND, L.P.

       By:  BVF Partners L.P., its general partner

            By:  BVF Inc., its general partner


                 By: /s/ MARK N. LAMPERT
                     -------------------
                     Mark N. Lampert
                     President


       BVF PARTNERS L.P.

       By:  BVF Inc., its general partner


            By: /s/ MARK N. LAMPERT
                -------------------
                Mark N. Lampert
                President


       BVF INC.


       By: /s/ MARK N. LAMPERT
           -------------------
           Mark N. Lampert
           President

                                   EXHIBIT A

                       AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: September 10, 1998

       BIOTECHNOLOGY VALUE FUND, L.P.

       By:  BVF Partners L.P., its general partner

            By:  BVF Inc., its general partner


                 By: /s/ MARK N. LAMPERT
                     -------------------
                     Mark N. Lampert
                     President


       BVF PARTNERS L.P.

       By:  BVF Inc., its general partner


            By: /s/ MARK N. LAMPERT
                -------------------
                Mark N. Lampert
                President


       BVF INC.


       By: /s/ MARK N. LAMPERT
           -------------------
           Mark N. Lampert
           President

                                   EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                            DURING THE PAST 60 DAYS

----------------------------------------------------------------------------------
   Trade                   For the                  Price Per    Type of
   Date          By       Account of    Quantity      Share       Trade     Broker
----------------------------------------------------------------------------------
09/01/98      Partners    BVF Ltd.      150,000      $0.4200     Purchase    INET
----------------------------------------------------------------------------------
09/04/98      Partners    BVF           141,500      $0.4108     Purchase    INET
----------------------------------------------------------------------------------
09/04/98      Partners    PAL            20,000      $0.4108     Purchase    INET
----------------------------------------------------------------------------------
09/04/98      Partners    BVF Ltd.      250,000      $0.4108     Purchase    INET
----------------------------------------------------------------------------------

INET  =  Instinet